Exhibit D

June 25, 2004

O. Victor Edelbrock, Jr.
2700 California Street
Torrance, California 90505

Dear Mr. Edelbrock:

You have advised Bank of America, N.A. (“Bank of America”) that you and certain of your affiliates (collectively the “Equity Investors”) have formed or will form a corporation or limited liability company (“Holdings”) that intends to acquire (the “Acquisition”) substantially all of the stock not already owned or beneficially controlled by the Equity Investors, of Edelbrock Corporation, a Delaware corporation (the “Company”), from non-affiliated shareholders of the Company (the “Sellers”), for not more than $ 60 million in cash. The Acquisition will be effected through the merger of Holdings, or of a newly created wholly owned subsidiary of Holdings, into the Company, with the Company being the surviving corporation. After giving effect to the Acquisition, Holdings will either have been merged into the Company or will be a holding company that directly owns, and the sole asset of which is, all of the equity interests in the Company.

You have also advised Bank of America that you intend to finance the Acquisition costs and expenses related to the Transaction (as hereinafter defined) and the ongoing working capital and other general corporate purposes of the Company and its subsidiaries after consummation of the Acquisition with senior debt, specifically with up to $ 53 million in senior secured credit facilities (the “Senior Credit Facilities”) of the Borrower (as defined in the Summary of Terms), comprised of (i) term loan facilities aggregating up to $ 20 million and (ii) a revolving credit facility of up to $33 million. The Acquisition and the entering into and funding of the Senior Credit Facilities and all related transactions are hereinafter collectively referred to as the “Transaction.”

In connection with the foregoing, Bank of America is pleased to advise you of its commitment to provide up to 70% of the full principal amount of the Senior Credit Facilities and to act as the sole and exclusive administrative agent (in such capacity, the "Administrative Agent”) for the Senior Credit Facilities, all upon and subject to the terms and conditions set forth in this letter and in the summary of terms attached as Exhibit A hereto and incorporated herein by this reference (the “Summary of Terms” and, together with this letter agreement, the “Commitment Letter”). The remaining principal commitments are to be provided by City National Bank. All capitalized terms used and not otherwise defined herein shall have the meaning as specified heretofore in the Summary of Terms. You hereby agree that, effective upon your acceptance of this Commitment Letter and continuing through September 30, 2004, you shall not solicit any other bank, investment bank, financial institution, person or entity to provide, structure, arrange or syndicate any senior credit facility or other senior financing similar to or as a replacement of the Senior Credit Facility.

The commitment of Bank of America hereunder is subject to the satisfaction of each of the following conditions precedent in a manner acceptable to Bank of America: (a) the accuracy and completeness of all representations that you and your affiliates make to Bank of America and your compliance with the terms of this Commitment Letter (including the Summary of Terms); (b) there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Holdings, the Company or any of their respective subsidiaries; (c) the negotiation, execution and delivery of definitive documentation for the Senior Credit Facilities consistent with the Summary of Terms and otherwise reasonably satisfactory to Bank of America; (d) no material adverse change in or material disruption of conditions in the market for bank credit facilities shall have occurred in the reasonable judgment of Bank of America which would impair the syndication of the Senior Credit Facilities; and (e) no change, occurrence or development shall have occurred or become known to Bank of America since (i) in the case of the Company and its subsidiaries, March 25, 2004 or (ii) in the case of Holdings and its subsidiaries, the date of the formation of Holdings, that could reasonably be expected to have a material adverse effect on the business, assets, liabilities (actual or contingent), operations or financial condition of (1) the Company and its subsidiaries, taken as a whole, or (2) Holdings and its subsidiaries, taken as a whole; and (g) the commitment received from City National Bank for the remaining 30% of the Senior Credit Facilities on the terms and conditions referred to herein and in the Summary of Terms shall remain in effect. We have reviewed certain historical and pro forma financial statements of the Company and other information concerning the Company that you have provided to us. We are pleased to advise you that the results of our due diligence investigation of the Company to date are satisfactory. Our commitment is subject to the conditions set forth in the Summary of Terms and to the absence of any materially adverse conditions or events not previously disclosed to us or materially adverse new information or additional developments affecting the Company.

We have commenced a dialog with City National Bank. You agree to actively assist, and to cause Holdings to actively assist us in selling a 30% loan participation in the Senior Credit Facilities to City National Bank. Such assistance shall include (a) your providing and causing your advisors to provide Bank of America upon request with all information reasonably deemed necessary by Bank of America to complete the sale, including, but not limited to, information and evaluations prepared by you, the Company and your and their advisors, or on your or their behalf, relating to the Transaction, and (b) making your officers and advisors available, and requesting that the officers and advisors of the Company be made available, from time to time to attend and make presentations regarding the business and prospects of Holdings and the Company, as applicable, and as necessary to City National Bank.

You hereby represent, warrant and covenant that (a) all information, other than Projections (as defined below), which has been or is hereafter made available to Bank of America and/or City National Bank by you or any of your representatives (or on your or their behalf) in connection with any aspect of the Transaction (the “Information”) is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and (b) all financial projections concerning Holdings and/or the Company and its subsidiaries that have been or are hereafter made available to Bank of America and/or City National Bank by you or any of your representatives (or on your or their behalf) (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions. You agree to furnish us with such Information and Projections as we may reasonably request and to supplement the Information and the Projections from time to time until the date of the initial borrowing under the Senior Credit Facilities (the “Closing Date”) so that the representation, warranty and covenant in the immediately preceding sentence is correct on the Closing Date. In issuing this commitment

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Bank of America is and will be using and relying on the Information and the Projections (collectively, the “Pre-Commitment Information”) without independent verification thereof.

By executing this Commitment Letter, you agree to reimburse Bank of America from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, (a) the reasonable fees, disbursements and other charges of O’Melveny & Myers LLP, as counsel to the Lead Arranger and the Administrative Agent, and of special and local counsel to the Lenders retained by the Lead Arranger or the Administrative Agent and (b) due diligence expenses) incurred in connection with the Senior Credit Facilities and the preparation of the definitive documentation theretofore and the other transactions contemplated hereby. O’Melveny & Myers LLP has provided an estimate of $200,000 for its legal fees in connection with the Senior Credit Facilities, based on information known to the firm at this time.

You agree to indemnify and hold harmless Bank of America and City National Bank and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transaction or any similar transaction and any of the other transactions contemplated thereby or (b) the Senior Credit Facilities, or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transaction is consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Transaction, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. It is further agreed that Bank of America shall only have liability to you (as opposed to any other person), that Bank of America shall be liable solely in respect of its own commitment to the Senior Credit Facilities on a several, and not joint, basis with any other Lender and that such liability shall only arise to the extent damages have been caused by a breach of Bank of America’s obligations hereunder to negotiate in good faith definitive documentation for the Senior Credit Facilities on the terms set forth herein as determined in a final non-appealable judgment by a court of competent jurisdiction. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems unless caused by Indemnified Party’s gross negligence or willful misconduct.

This Commitment Letter and the contents hereof are confidential and, except for the disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Transaction or as otherwise required by law,

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may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the Summary of Terms) (a) on a confidential basis to the board of directors (or special committee thereof) and advisors of the Company and the Sellers in connection with their consideration of the Transaction, and (b) after your acceptance of this Commitment Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. Bank of America shall be permitted to use information related to the syndication and arrangement of the Senior Credit Facility in connection with marketing, press releases or other transactional announcements or updates provided to investor or trade publications subject to disclosure restrictions reasonably requested by the Borrower, provided that the content and final form of any such press releases/transactional updates shall be reasonably acceptable to the Borrower. Bank of America hereby notifies you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), Bank of America is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow Bank of America, to identify you in accordance with the Act.

You acknowledge that Bank of America or its affiliates may be providing financing or other services to parties whose interests may conflict with yours. Bank of America agrees that we will not furnish confidential information obtained from you to any of their other customers and that we will treat confidential information relating to you, the Company and your and their respective affiliates with the same degree of care as we treat our own confidential information. Bank of America further advises you that we will not make available to you confidential information that we have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that Bank of America is permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you, Holdings, the Company or any of your or its respective affiliates that is or may come into the possession of Bank of America or any of such affiliates.

The provisions of the immediately preceding four paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facilities shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of Bank of America hereunder.

This Commitment Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letter by telecopier or facsimile shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of California. Each of us hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including, without limitation, the Summary of Terms), the Transaction and the other transactions contemplated hereby and thereby or the actions of Bank of America in the negotiation, performance or enforcement hereof. The commitments and undertakings of Bank of America may be terminated by us if you fail to perform your obligations under this Commitment Letter or the Fee Letter on a timely basis.

This Commitment Letter, together with the Summary of Terms, embodies the entire agreement and understanding among Bank of America and you and your affiliates with respect to the Senior Credit Facilities and supersedes all prior agreements and understandings relating to the

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specific matters hereof. However, please note that the terms and conditions of the commitment of Bank of America hereunder are not limited to those set forth herein or in the Summary of Terms. Those matters that are not covered or made clear herein or in the Summary of Terms or the Fee Letter are subject to mutual agreement of the parties. No party has been authorized by Bank of America to make any oral or written statements that are inconsistent with this Commitment Letter.

This Commitment Letter is not assignable by you without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This Commitment Letter and all commitments and undertakings of Bank of America hereunder will expire at 5:00 p.m. (Los Angeles time) on June 29, 2004 unless you execute this Commitment Letter and return it to us prior to that time. Thereafter, absent a material adverse change, all commitments and undertakings of Bank of America hereunder will expire on the earliest of (a) October 29, 2004 unless the Closing Date occurs on or prior thereto, (b) the closing of the Acquisition and (c) the acceptance by Holdings or any of its affiliates of an offer for all or any substantial part of the capital stock or property and assets of the Company and its subsidiaries other than as part of the Transaction. In consideration of the time and resources that Bank of America will devote to the Senior Credit Facilities, you agree that, until such expiration, you will not, and will cause the Borrower and Holdings not to, solicit, initiate, entertain or permit, or enter into any discussions in respect of, any offering, placement or arrangement of any competing senior credit facilities for the Borrower and its subsidiaries with respect to the matters addressed in this letter.

THIS WRITTEN AGREEMENT (WHICH INCLUDES THE SUMMARY OF TERMS) REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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     We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours, BANK OF AMERICA, N.A.
By:	/s/ William C. Swiontek
	Name:	William C. Swiontek
	Title:	Senior Vice President

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN:

/s/ O. Victor Edelbrock, Jr.

    O. Victor Edelbrock, Jr.

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SUMMARY OF COMMITTED TERMS AND CONDITIONS
PROJECT HOTROD
$ 53,000,000 SENIOR SECURED CREDIT FACILITY

BORROWER:	Project Hotrod, a Delaware corporation (the “Borrower”).

GUARANTORS:	The Senior Credit Facility (defined below) shall be guaranteed by all existing and future direct and indirect domestic subsidiaries of the Borrower (collectively, the “Guarantors”) upon consummation of the Transaction. All guarantees shall be guarantees of payment and not of collection.

LENDERS/ADMINISTRATIVE & COLLATERAL AGENT:	Bank of America, N.A. (“Bank of America”) will hold 70% of the Facility and City National Bank will hold 30% of the Facility. Bank of America will act as Administrative Agent and Collateral Agent.

SENIOR CREDIT FACILITY:	An aggregate principal amount of up to $53,000,000 will be available upon the terms and conditions hereinafter set forth:

Five-Year Revolving Credit Facility: Up to $33,000,000 revolving credit facility (the “Revolving Credit Facility”), which will include a $1,000,000 sub-limit, for the issuance of standby and commercial letters of credit (each a “Letter of Credit”). Letters of Credit will be issued by Bank of America (in such capacity, the “Letter of Credit Issuing Lender”) and each Lender will purchase an irrevocable and unconditional participation in each Letter of Credit.

Seven-Year Term Loan Facility: Up to $20,000,000 term loan facility (the “Term Facility”).

The above credit facilities are collectively referred to herein as the “Senior Credit Facility”.

PURPOSE:	The proceeds of the Senior Credit Facility shall be used: (i) for working capital, capital expenditures, to provide up to $7MM of ownership liquidity at Closing, and other lawful corporate purposes; and (ii) to finance the purchase of shares of Borrower pursuant to the Merger described below.

CLOSING:	The execution of definitive loan documentation, to occur on or before October 29, 2004 (“Closing”).

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full five years from Closing.

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The Term Loan Facility shall amortize “mortgage style” over fifteen years but be due in seven years. The Term Loan Facility will become due and payable upon the termination of the Revolving Credit Facility (including any extensions thereof).

MERGER:	The Senior Credit Facility will be available to fund the purchase of all capital stock of the Borrower (the “Acquisition”). The Acquisition shall be consummated by the merger (the “Merger”) of a subsidiary (“Merger Sub”) of a newly formed holding company (“Holdings”), or of Holdings itself, with and into the Borrower with the consideration payable for all shares of the Borrower not owned by Merger Sub or Holdings, as applicable being a price per share not to exceed an amount to be determined. The date of the Merger shall be the date of the Closing. Certain existing shareholders of the Borrower will contribute to Holdings in exchange for capital stock of Holdings, common stock of the Borrower having a minimum market value in an amount to be determined. If Merger Sub is the entity to merge with and into the Borrower, such common stock of the Borrower will be contributed by Holdings to Merger Sub prior to the consummation of the Merger.

AVAILABILITY/SCHEDULED AMORTIZATION:
Revolving Credit Facility: Loans under the Revolving Credit Facility (“Revolving Credit Loans”) may be made, and Letters of Credit may be issued, on a revolving basis in each case subject to availability and subject to a Borrowing Base. The “Borrowing Base” shall be equal to the sum of (i) up to 85% of eligible receivables of the Borrower and its subsidiaries for the first year post closing and 75% thereafter and (ii) up to 50% of eligible inventory of the Borrower and its subsidiaries valued at the lesser of cost or fair market value in the first year post closing and 40% thereafter; provided, however, that the percentages set forth above are subject to modification based upon the results of a full scope field examination to be conducted by Bank of America on behalf of the lenders. Further, all parties agree that the Borrower will have minimum liquidity (defined as the sum of cash, cash equivalent and availability under the revolving credit facility) of at least $2,000,000 at Closing. Periodic audits shall be required during the tenor of the Revolving Credit Facility.

Term Loan Facility: Loans made under the Term Facility (“Term Loans”) will be available in a single borrowing at Closing. The Term Loan Facilities will be secured by real property (subject to acceptable appraisals, a minimum debt service coverage of 1.10:1 and an advance rate on the San Jacinto properties not to exceed 65% of appraised value and not to exceed 75% of appraised value for the Torrance properties), and will also be subject to quarterly “mortgage style” amortization of principal, based upon an assumed fifteen-year life, all due in seven years, but co-terminus with the Revolving Facility.

SECURITY:	Bank of America (on behalf of the Lenders) shall receive a first priority perfected security interest in (i) all present and future assets and properties of the Borrower and its subsidiaries (including, without

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limitation, accounts receivable, inventory, real property, machinery, equipment, contracts, trademarks, copyrights, patents, license rights and general intangibles).

The priority of the lien and security interest of the Administrative Agent shall be supported by such landlord and mortgagee waivers, warehousemen and bailee letters, third party consents, intercreditor agreements and other agreements as shall be reasonably requested by the Administrative Agent, in each case in form and substance reasonably satisfactory to the Administrative Agent.

The foregoing security shall ratably secure the Senior Credit Facility and any interest rate swap/foreign currency swap or similar agreements with a Lender or its affiliates under the Senior Credit Facility.

MANDATORY PREPAYMENTS AND COMMITMENT REDUCTIONS:

In addition to the Scheduled Amortization, the Senior Credit Facility will be prepaid by an amount equal to (i) 100% of the net cash proceeds of all asset sales (other than sales of inventory in the ordinary course of business) by the Borrower or any subsidiary of the Borrower (including sales of stock of subsidiaries), subject to de minimus baskets and reinvestment provisions to be agreed upon and net of selling expenses and taxes to the extent such taxes are paid; (ii) 100% of the net cash proceeds from the issuance of any debt (excluding certain permitted debt to be agreed) by the Borrower or any of its subsidiaries; and (iii) 50% of the net cash proceeds from the issuance of equity by the Borrower or any of its subsidiaries. Prepayments shall be applied to reduce the Term Loan with payments applied in inverse order of maturity. In the event that the Term Loan Facilities shall have been fully repaid, the mandatory prepayments described above shall be applied to permanently reduce the Revolving Credit Facility. If the outstanding principal amount of the Revolving Credit Loans, together with the stated amount of the Letters of Credit at any time exceeds the Borrowing Base, the Borrower shall promptly make a prepayment in the amount of such excess.

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:

The Borrower may prepay the Senior Credit Facility in whole or in part at any time without penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. Prepayments shall be applied in inverse order to the Term Loan. The unutilized portion of any commitment under the Senior Credit Facility in excess of the remaining undrawn amount of all outstanding Letters of Credit may be irrevocably canceled by the Borrower in whole or in part.

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CONDITIONS PRECEDENT TO CLOSING:
The Closing (and the initial funding) of the Senior Credit Facility will be subject to satisfaction of the conditions precedent deemed appropriate by the Administrative Agent and the Lenders including, but not limited to, the following:

	(i)	The negotiation, execution and delivery of definitive documentation for the Senior Credit Facility reasonably satisfactory to the Administrative Agent and the Lenders, which shall include, without being limited to (a) reasonably satisfactory opinions of counsel to the Borrower and each Guarantor and such other customary closing documents as the Administrative Agent shall reasonably request and (b) satisfactory evidence that the Administrative Agent (on behalf of the Lenders) holds a perfected, first priority lien in all of the collateral for the Senior Credit Facility, subject to no other liens except for permitted liens and encumbrances to be determined.

	(ii)	Receipt and satisfactory review by the Administrative Agent of available 2004 interim financial statements of the Borrower and its subsidiaries including balance sheets, income and cash flow statements, and such other financial information as the Administrative Agent may request.

	(iii)	The absence of any action, suit, investigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that purports (a) to materially and adversely affect the business, assets, liabilities, results of operations or financial condition of the Borrower and its Subsidiaries taken as a whole, other than resulting from changes in general industry conditions or changes in general economic conditions except, in each case, to the extent any such condition affects the Borrower to a greater extent than other similarly situated companies generally, (b) to materially impair the ability of the Borrower to consummate the transactions contemplated hereby, or (c) to materially and adversely affect the ability of the Borrower and its subsidiaries or any other obligor under the guarantees or security documents to perform their respective obligations under the documentation for the Senior Credit Facility.

	(iv)	Receipt and review, with results reasonably satisfactory to the Administrative Agent and its counsel, of information regarding (a) asset appraisal reports with respect to all of the real and personal property owned by the Borrower and its subsidiaries, and (b) a written audit of the accounts receivable, inventory, payables, controls and systems of the Borrower and its subsidiaries.

	(v)	Consummation of the Merger pursuant to the documentation in form and substance reasonably satisfactory to the Administrative Agent, including a Merger Agreement between the Borrower and the Merger Sub or Holdings, as applicable. The Administrative Agent hereby acknowledges that the draft

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dated June 24, 2004 of the Agreement and Plan of Merger, by and among Holdings, Merger Sub, Inc. and Borrower is in form and substance reasonably satisfactory to the Administrative Agent.

(vi) A full scope field examination of the assets collateralizing the Senior Credit Facilities, including, without limitation, an onsite review of accounts receivable, inventory and accounting systems inclusive of random testing, appraisals of real property including Phase 1 environmental reports, with results satisfactory to the Administrative Agent, in its reasonable discretion.

CONDITIONS PRECEDENT TO ALL LOANS:
Usual and customary for transactions of this type, to include without limitation: (i) all representations and warranties are true and correct in all material respects as of the date of each loan, and (ii) no event of default under the Senior Credit Facility or incipient default has occurred and is continuing, or would result from such loan.

REPRESENTATIONS AND WARRANTIES:
Usual and customary for transactions of this type, to include without limitation: (i) corporate existence and status; (ii) corporate power and authority/enforceability; (iii) no violation of law or contracts or organizational documents; (iv) no material litigation; (v) correctness of specified financial statements and no material adverse change; (vi) no required governmental or third party approvals; (vii) use of proceeds/compliance with margin regulations; (viii) status under Investment Company Act; (ix) ERISA matters; (x) environmental matters; (xi) payment of taxes; and (xii) accuracy of disclosure; and (xiii) perfected liens and security interests.

COVENANTS:	Usual and customary for transactions of this type, to include without limitation: (i) delivery of financial statements and other reports; (ii) delivery of compliance and borrowing base certificates; (iii) delivery of notices of default, material litigation and material governmental and environmental proceedings; (iv) compliance with laws (including environmental laws and ERISA matters) and material contractual obligations; (v) payment of taxes; (vi) maintenance of insurance; (vii) limitation on liens; (viii) limitation on mergers, consolidations and sales of assets; (ix) limitation on incurrence of debt; (x) limitation on dividends, stock redemptions and the redemption and/or prepayment of other debt; (xi) limitation on investments (including loans and advances) and acquisitions; (xii) limitation on capital expenditures; and (xiii) limitation on transactions with affiliates.

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Financial covenants to include (but not be limited to):

	•	Maintenance at all times of a Minimum Tangible Net Worth with an opening level of 85% of the most recent interim level (netted down for the transaction) with step-ups equal to 50% of net income (with no deduction for net losses) and 100% of the net proceeds of any equity issuances.

	•	Maintenance on a rolling four-quarter basis of a Maximum Leverage Ratio (total funded debt/EBITDA), at an opening level not to exceed 4.50:1, and with periodic step-downs as detailed below.

For Quarters ending -
		09/25/2004:	< 4.25x
		12/25/2004:	< 4.00x
		03/25/2005:	< 3.75x
		06/30/2005 to 03/25/2006:	< 3.25x
		06/30/2006 to 03/25/2007:	< 2.75x
		06/30/2007 to 03/25/2008:	< 2.25x
		Thereafter:	< 2.00x

	•	Maintenance on a rolling four quarter basis of a Minimum Fixed Charge Coverage Ratio (EBITDA less unfinanced capital expenditures less cash taxes)/(cash interest expense plus scheduled principal repayments plus permitted dividends), with an opening level of at least 1.10:1 and with periodic step-ups mutually acceptable to the Lenders and the Borrower.

For Quarters ending –
		09/25/2004:	> 1.10x
		12/25/2004:	> 1.25x
		03/25/2005:	> 1.25x
		06/30/2005 to 03/25/2007:	> 1.50x
		06/30/2007:	> 1.75x
		Thereafter:	> 2.00x

In addition, the loan documentation shall require the Borrower to enter into interest protection agreements acceptable to the Administrative Agent for $20,000,000 of the Senior Credit Facility, for a period of at least three years.

EVENTS OF DEFAULT:	Usual and customary in transactions of this type, to include without limitation: (i) nonpayment of principal, interest, fees or other amounts (with cure periods, as applicable), (ii) violation of covenants (with cure periods as applicable), (iii) inaccuracy of representations and warranties, (iv) cross-default to other material agreements and indebtedness, (v) bankruptcy and other insolvency events, (vi) material judgments, (vii) material ERISA matters, (viii) actual or asserted invalidity of any loan documentation or security interests, and (ix) change of control.

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WAIVERS AND AMENDMENTS:	Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of 100% of the Lenders given the “club” nature of the bank group. If an amendment or waiver has been approved by Lenders holding more than 50% of the Loans and commitments, but has not been approved by 100% of the Lenders, then the Borrower may replace such non-consenting Lender with another financial institution reasonably satisfactory to the Administrative Agent, in which case the non-consenting Lender shall be paid in full.

INDEMNIFICATION:	The Borrower shall indemnify the Administrative Agent and the Lenders and their respective affiliates from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Senior Credit Facility, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees (including the allocated cost of internal counsel) and settlement costs, other than those caused by the gross negligence or willful misconduct of the indemnified party. This indemnification shall survive and continue for the benefit of the indemnitees at all times after the Borrower’s acceptance of the Lenders’ commitments for the Senior Credit Facility, notwithstanding any failure of the Senior Credit Facility to close.

GOVERNING LAW:	State of California.

PRICING/FEES/EXPENSES:	As set forth in Addendum I.

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ADDENDUM I
PRICING, FEES AND EXPENSES

UP-FRONT FEE:	The Borrower will pay a fee of 87.5 bps upon Closing.

INTEREST RATES:	The Revolving Credit Facility and Term Facility shall bear interest at a rate equal to LIBOR plus the Applicable Margin or the Alternate Base Rate (to be defined as the higher of (i) the Bank of America prime rate and (ii) the Federal Funds rate plus .50%) plus the Applicable Margin. The Applicable Margin in each case shall be determined in accordance with the Performance Pricing grid set forth below.

The Borrower may select interest periods of 1, 2, 3 or 6 months for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly. A default rate shall apply on all loans in the event of default under the Senior Credit Facility at a rate per annum of 2% above the applicable interest rate.

PERFORMANCE PRICING:	The Applicable Margin for any fiscal quarter, shall be the applicable rate per annum set forth in the table below opposite the ratio of Funded Debt to EBITDA determined as of the last day of the immediately preceding fiscal quarter.

		Applicable Margin		Applicable Margin for
		for LIBOR Loans		Alternate Base Rate Loans
Funded Debt to EBITDA Ratio	Upfront Fee	Revolver	Term Loan	Revolver	Term Loan
Greater than or equal to 4.00:1 but less than 4.50:1	0.875%	2.375%	2.375%	1.25%	1.25%
Less than 4.00:1 but greater than 3.00:1	0.875%	2.125%	2.125%	1.00%	1.00%
Less than 3.00:1 but greater than 2.00:1	0.875%	1.875%	1.875%	0.75%	0.75%
Less than 2.00:1	0.875%	1.625%	1.625%	0.50%	0.50%

CALCULATION OF INTEREST AND FEES:
Other than calculations in respect of interest at the Bank of America prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360-day year.

Page 8	June 25, 2004

Confidential

COST AND YIELD PROTECTION:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

LETTER OF CREDIT FEES:	Letter of credit fees are due quarterly in arrears to be shared proportionately by the Lenders. Standby letter of credit fees will be 1.50% per annum plus a fronting fee of 0.125% per annum to be paid to the Letter of Credit Issuing Lender for its own account. In addition, the Borrower will pay to the Issuing Lender customary letter of credit issuance, presentation, amendment and other processing fees and other standard costs and charges. Fees will be calculated on the aggregate stated amount for each Letter of Credit for the period outstanding.

EXPENSES:	The Borrower will pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and enforcement of all documentation executed in connection with the Senior Credit Facility, including, without limitation, the legal fees of counsel to the Administrative Agent, regardless of whether or not the Senior Credit Facility is closed. The Borrower will also pay the expenses of each Lender in connection with the enforcement of any loan documentation for the Facility.

Page 9	June 25, 2004

(CITY NATIONAL BANK LOGO)

John Merhaut Vice President

Westside CBS

June 25, 2004

Bank of America

333 South Hope Street, Suite 1300
Los Angeles, CA 90071
Attention: Mr. William C. Swiontek

Sent Via Facsimile; Original To Follow By FedEx

Re: Project Hotrod, a Delaware Corporation

Ladies and Gentlemen:

This letter will confirm that City National Bank (“Bank” or “CNB”) has approved a commitment to provide up to 30% of the principal amount of the Senior Credit Facilities referenced in the revised Commitment Letter from Bank of America to Edelbrock Corporation dated June 25, 2004, on the terms and conditions set forth in such Commitment Letter.

Sincerely,

/s/ John Merhaut

John Merhaut
Vice President
City National Bank

City National Center 400 North Roxbury Drive Beverly Hills, CA 90210	Member FDIC
Phone 310-986-6532/Fax 310-888-6152/Email john.merhaut@cnb.com